November 19, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Todd K. Schiffman

Re:          Blue Valley Ban Corp (the “Company”)
Registration Statement on Form S-1
File No. 333-191058

To the Commission:

On September 11, 2013, the Company submitted a confidential draft registration statement on Form S-1 (the “Draft Registration Statement”).  The Company received comments on the Draft Registration Statement from Mr. Todd K. Schiffman of the staff the Securities and Exchange Commission (the “Commission”).  On October 28, 2013, the Company filed a registration statement on Form S-1 (the “Registration Statement”) to respond to the comments on the Draft Registration Statement and update certain disclosure.  The Company received comments on the Registration Statement from Mr. Todd K. Schiffman of the Commission staff.  The following sets forth the comments of the Commission staff and the Company’s response to those comments.  The Company has simultaneously filed an amended Registration Statement to respond to the comments and update certain disclosure.  The text of each comment has been included in this letter for your reference, and the Company’s response is presented below each comment.

Form S-1

General

1.	Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Response: The Company has included updated financial statements and an updated consent in its most recent filing.

Cover page of prospectus

2.	Comment: Please disclose the missing information including price, expenses, and proceeds, the number of rights you are registering and the number of shares that each subscription right can purchase.

Response:  The disclosure has been revised as requested.

The Rights Offering, page 3

3.	Comment: We note the changes made to the section entitled “Fees and Expenses” on page 2. Please identify and quantify the fees.

Response:  The disclosure has been revised as requested.

Risk Factors, page 6
Risks Related to Blue Valley, page 8
Changes in Interest Rates, page 8

4.
Comment: We acknowledge your response to comment 6 of our letter to you dated October 8, 2013.  As we requested, describe the actual risk to you from increases in interest rates on adjustable loans in your loan portfolio including risks of higher delinquencies and defaults and lower earnings.  Also disclose the risks that increases in interest rates may lower the amount of new loans that you originate.

Response:  The disclosure has been revised as requested.

Management’s Discussion and Analysis, page 59
Overview, page 60

5.
Comment:  We acknowledge your response to comment 10 of our letter to you dated October 8, 2013.  Please revise the first paragraph to discuss the effect on your net income of your dividends on the $21 million in Preferred Stock increasing from five to nine percent as of December 2013.

Response:  The disclosure has been revised as requested.

Management, page 79

6.	Comment: Please identify any directors that have been appointed by the beneficial owners of the Preferred stock and identify the beneficial owners.

Response:  The disclosure has been revised as requested.

Report of Independent Registered Public Accounting Firm, page F-35

7.	Comment: Please include a signed audit report as required by Rule 2-02 of Regulation S-X.

Response:  The signed audit report has been included in the most recent filing.

Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010
Note 12: Income Taxes, page F-64

8.
Comment:  We note your response to comment 14 in our letter dated October 8, 2013.  Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at December 31, 2012, June 30, 2013 and any future quarterly periods (September 30, 2013):

•
Detailed tax effects of temporary differences related to the deferred tax asset as of June 30, 2013 and any future quarterly period (September 30, 2013), similar to the information presented in your response and in the S-1 on page F-65 as of December 31, 2012 and 2011;

•	Provide us with your forecasted 2013 projections, including all assumptions considered;
•
Detailed information comparing actual vs. forecasted results for the fiscal year ended December 31, 2012 and for the six month period ending June 30, 2013 and any future quarterly period (September 30, 2013).  In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions, such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates, efficiency ratio as well as revenue and expense growth rates utilized.

Response:  Attached as Appendices to this letter are the following documents related to the net deferred tax asset and responsive to the requests: Appendix 1 – composition of the deferred tax asset as of the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, Appendix 2 – the Company’s 2013 Consolidated Quarterly Balance Sheet; Appendix 3 – the Company 2013 Consolidated Quarterly Income Statement; Appendix 4 – the Company’s Balance Sheet (budget vs. actual) for the nine months ended September 30, 2013; Appendix 5 – the Company’s Income Statement (budget vs. actual) for the nine months ended September 30, 2013; Appendix 6 – the Company’s Balance Sheet (budget vs. actual) for the year ending December 31, 2012; Appendix 7 – the Company’s Income Statement (budget vs. actual) for the year ending December31, 2012.

The Company is currently in the process of preparing a budget/forecast for 2014, but has not completed that process as of this time.  However, based on a September 30, 2013 Bank-only Asset-Liability Management net interest margin (static rate) forecast, the anticipated impact of the use of proceeds for the Rights Offering, the increase in the rate on the Fixed Rate Cumulative Preferred Stock, as well as management assumptions for no material requisite provision for loan losses, and modest declines in non-interest income and reductions in non-interest expense (especially those related to foreclosed assets held for sale), the Company anticipates that consolidated budgeted net income for 2014 will be approximately $3 million - $4 million.

The Company would be happy to discuss the information presented or any other questions the Commission staff may have related to the net deferred tax asset.

Exhibits

9.
Comment:  We note that you have not filed most of your exhibits required by Item 601.  Please file the fairness opinion.  Please allow adequate time after you file the exhibits for the staff to review each of the exhibits and for you to respond to any comments.

Response:  All exhibits have been included in the most recent filing.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Appendix 1

	September 30, 2013	December 31, 2012	December 31, 2011
Deferred Tax Assets
Allowance for loan losses	$2,508	$3,351	$4,880
Net operating loss from BVBC and subsidiary	8,892	9,153	7,723
Accumulated depreciation on AFS securities	2,652	-	-
Deferred Compensation	50	80	123
Offering Costs	170	180	190
Non-accrual loan interest	50	46	59
Other real estate owned reserve	1,821	1,178	1,215
Other	714	639	516
	16,857	14,627	14,716
Deferred Tax Liabilities
Accumulated depreciation	(250)	(253)	(321)
FHLBank stock basis	(590)	(557)	(511)
Accumulated appreciation on AFS securities	-	(29)	(89)
Prepaid intangibles	(180)	(177)	(185)
Core deposit intangible related to Unison Bancorp and subsidiary acquisition	(12)	(45)	(90)
Other	(9)	(9)	(9)
	(1,041)	(1,070)	(1,205)
Net deferred tax asset before valuation allowance	$15,816	$13,557	$13,511
Valuation allowance	(12,014)	(12,436)	(12,600)
Net deferred tax asset	$3,802	$1,121	$911

Appendix 2

BLUE VALLEY BAN CORP..
CONSOLIDATED QUARTERLY BALANCE SHEET
2013 Budget	2012 ACTUAL
(in thousands)	Fourth	Third	Second	First	Fourth	Third	Second	First
Cash and due from banks	$18,250	$18,250	$18,250	$18,250	$33,353	$24,191	$24,875	$29,546
Interest bearing deposits in other financial institutions	20,733	20,635	40,701	54,717	67,725	73,943	78,306	$86,443
Federal funds sold and other short-term investments	7	7	7	7	-	-	-	$-
Cash and cash equivalents	38,989	38,892	58,958	72,973	101,077	98,134	103,181	115,989

Available-for-sale securities	110,600	110,600	110,600	100,600	77,845	75,158	65,579	66,666
Mortgage loans held for sale	2,530	3,530	4,030	2,530	7,621	5,132	2,391	1,597

Loans	442,794	438,299	433,529	428,384	415,671	430,606	429,327	437,935
Less allowance for loan losses	(10,000)	(9,850)	(9,700)	(9,550)	(9,057)	(9,363)	(9,399)	(10,841)
Net loans	432,794	428,449	423,829	418,834	406,614	421,243	419,928	427,094
Premises and equipment	14,651	14,960	15,223	15,118	15,448	15,597	15,729	15,873
Foreclosed assets held for sale	28,299	28,359	28,419	28,479	31,936	31,067	33,079	27,864
Interest receivable	1,736	1,724	1,712	1,698	1,529	1,730	1,445	1,899
Deferred income taxes	1,005	1,005	1,005	1,005	1,121	973	999	965
Income tax receivable	-	-	-	-	-	-	-	-
Prepaid expenses and other assets	6,210	6,413	6,616	6,192	6,095	6,240	6,480	6,316
FHLB stock, FRB stock and other securities	7,591	7,558	7,525	7,493	7,540	7,429	7,396	7,398
Goodwill	-	-	-	-	179	214	250	286
Core deposit intangible asset, at amortized cost	36	72	107	143	-	-	-	-

Total Assets	$644,442	$641,561	$658,024	$655,065	$657,005	$662,917	$656,457	$671,946

LIABILITIES
Demand deposits	$121,441	$120,626	$119,666	$118,670	$113,698	$124,003	$112,790	$107,739
Savings, NOW and money market deposits	230,210	228,911	227,612	226,313	235,633	228,540	218,902	228,767
Time deposits	137,755	137,857	137,959	138,061	135,136	139,957	157,915	170,897
Total Deposits	489,406	487,394	485,238	483,044	484,466	492,499	489,607	507,404

Federal funds purchased and other interest-bearing liabilities	21,750	21,507	21,264	21,021	21,668	19,946	17,473	15,625
Short-term debt	3	3	3	3	-	-	-	-
Long-term debt	85,848	85,822	105,743	105,628	101,111	100,942	100,772	100,603
Accrued interest and other liabilities	2,516	2,874	2,450	6,047	9,945	9,958	9,165	8,481

Total Liabilities	599,523	597,601	614,698	615,743	617,190	623,344	617,017	632,113

STOCKHOLDERS' EQUITY
Preferred Stock	8	8	8	8	22	22	22	22
Common stock	4,177	4,142	4,142	3,232	2,934	2,880	2,880	2,884
Additional paid-in capital	41,266	41,148	41,137	38,397	38,746	38,571	38,560	38,551
Retained earnings	(532)	(1,338)	(1,962)	(2,314)	(1,930)	(1,947)	(2,028)	(1,678)

Unrealized appreciation (depreciation) on
available for sale securities, net of income taxes	-	-	-	-	43	46	6	55
Total Stockholder's Equity	44,919	43,960	43,326	39,322	39,815	39,573	39,440	39,833

Total Liabilities and Stockholder's Equity	$644,442	$641,561	$658,024	$655,065	$657,005	$662,917	$656,457	$671,946

Appendix 3

BLUE VALLEY BAN CORP.
CONSOLIDATED QUARTERLY EARNINGS TREND

2013 Budget	2012 ACTUAL
(in thousands)	Fourth	Third	Second	First	Fourth	Third	Second	First
INTEREST INCOME
Interest and fees on loans	$5,972	$5,863	$5,672	$5,496	$5,545	$5,735	$5,689	$5,884
Federal funds sold	-	-	-	-	0	0	0	0
Available-for-sale securities	514	514	485	385	313	287	230	268
Dividends on FHLB and FRB stock	85	30	85	30	91	33	88	28
Other income	13	21	31	42	54	43	54	43
Total interest income	6,584	6,428	6,272	5,953	6,002	6,097	6,061	6,223

INTEREST EXPENSE
Interest-bearing demand deposits	118	117	115	114	109	127	200	265
Savings and money market deposit accounts	76	75	74	72	68	69	70	84
Other time deposits	463	502	524	544	526	606	655	700
Federal Funds Purchased and other interest-bearing liabilities	14	13	13	13	11	13	11	9
Short-term debt	-	-	-	-	-	0	0	0
Long-term debt	718	785	912	908	923	922	913	912
Total interest expense	1,388	1,493	1,638	1,650	1,637	1,737	1,849	1,970

NET INTEREST INCOME	5,196	4,935	4,634	4,302	4,366	4,360	4,211	4,254
PROVISION FOR LOAN LOSSES	300	300	300	300	-	650	100	450
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	4,896	4,635	4,334	4,002	4,366	3,710	4,111	3,804

NONINTEREST INCOME				-
Loans held for sale fee income	559	743	680	426	682	833	389	543
Service fees	901	889	892	869	868	832	878	874
Gain contingency	-	-	-	-	-	-	-	-
Realized gains on available-for-sale securities	-	-	-	-	-	-	-	-
Other income	226	226	229	228	430	501	411	193
Total noninterest income	1,685	1,858	1,800	1,522	1,981	2,166	1,678	1,610

NONINTEREST EXPENSE
Salaries and employee benefits	2,834	2,867	2,801	2,685	2,903	2,579	2,524	2,581
Net occupancy expense	670	730	715	631	638	664	619	647
Other operating expense	2,166	2,167	2,160	2,431	2,645	2,281	2,726	2,501
Total noninterest expense	5,670	5,763	5,677	5,747	6,186	5,524	5,869	5,730

INCOME (LOSS) BEFORE INCOME TAXES	911	729	458	(222)	160	352	(80)	(316)

PROVISION FOR INCOME TAXES	-	-	-	-	(146)	(1)	(1)	(1)

QUARTERLY NET INCOME	$911	$729	$458	$(222)	$306	$353	$(78)	$(315)

YEAR TO DATE NET INCOME	$1,877	$965	$236	$(222)	$267	$(40)	$(393)	$(315)

QUARTERLY
Return on Assets	0.57%	0.34%	0.14%	-0.03%	0.19%	0.16%	-0.02%	-0.05%
Return on Common Equity	8.06%	4.92%	2.22%	-0.56%	3.07%	3.54%	-0.79%	-3.15%
Net Interest Margin	3.58%	3.37%	3.16%	2.95%	2.94%	2.98%	2.84%	2.97%

YEAR TO DATE
Return on Assets	0.29%	0.20%	0.07%	-0.14%	0.04%	-0.01%	-0.12%	-0.19%
Return on Common Equity	4.43%	0.16%	1.18%	-2.28%	0.67%	-0.13%	-1.98%	-3.15%
Net Interest Margin	3.23%	3.13%	3.03%	2.95%	2.92%	2.94%	2.92%	2.93%

Appendix 4

BLUE VALLEY BAN CORP.

CONSOLIDATED BALANCE SHEET

ASSETS

	Actual	Budget
	September 30, 2013	September 30, 2013

Cash and due from banks	$26,653,396	$18,250,000
Interest bearing deposits in other financial institutions	45,600,289	20,635,177
Federal funds sold and other short-term investments	-	6,600
Cash and cash equivalents	72,253,685	38,891,777

Available-for-sale securities	95,205,520	110,600,000
Mortgage loans held for sale	1,966,294	3,530,000

Loans	406,299,165	438,299,250
Less allowance for loan losses	(6,778,162)	(9,850,000)
Net loans	399,521,003	428,449,250
Premises and equipment	15,643,850	14,960,183
Foreclosed assets held for sale	29,090,890	28,359,000
Interest receivable	1,736,138	1,723,830
Deferred income taxes	3,802,101	1,004,761
Income tax receivable	-	-
Prepaid expenses and other assets	6,291,302	6,412,697
FHLB stock, FRB stock and other securities	7,223,723	7,557,973
Core deposit intangible asset, at amortized cost	71,424	71,500

Total Assets	$632,805,930	$641,560,971

LIABILITIES AND STOCKHOLDERS' EQUITY

Demand deposits	$112,591,640	$120,626,317
Savings, NOW and money market deposits	232,388,199	228,911,000
Time deposits	116,488,337	137,857,103
Total Deposits	461,468,176	487,394,420

Federal funds purchased and other interest-bearing liabilities	40,943,851	21,507,000
Short-term debt	-	3,000
Long-term debt	61,993,105	66,233,732
Guaranteed preferred beneficial interest in
Company's subordinated debt	19,588,000	19,588,000
Accrued interest and other liabilities	12,569,324	2,874,450

Total Liabilities	596,562,456	597,600,602

STOCKHOLDERS' EQUITY
Preferred stock	21,750	8,435
Common stock	2,938,871	4,141,657
Additional paid-in capital	38,807,484	41,148,148
Retained earnings	(1,546,461)	(1,337,871)

Unrealized appreciation (depreciation) on
available for sale securities, net of income taxes	(3,978,170)	-
Total Stockholders' Equity	36,243,474_	43,960,369

Total Liabilities and Stockholders' Equity	$632,805,930	$641,560,971

Appendix 5

BLUE VALLEY BAN CORP.
CONSOLIDATED STATEMENT OF INCOME

	Nine Months Ended September 30, 2013
			Over (Under) Budget
	Actual	Budget		$	%

INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$15,626,147	$17,030,150	$(1,404,003)		-8.24%
Federal funds sold	6	-	6		100.00%
Available-for-sale securities	1,140,383	1,383,800	(243,417)		-17.59%
Dividends on FHLB and Federal Reserve Bank Stock	154,025	145,000	9,025		6.22%
Other income	112,088	93,500	18,588		19.88%
Total interest and dividend income	17,032,649	18,652,450	(1,619,801)		-8.68%

INTEREST EXPENSE
Interest bearing demand deposits	237,090	346,000	(108,910)		-31.48%
Savings and money market deposit accounts	207,048	221,100	(14,052)		-6.36%
Other time deposits	1,307,194	1,568,900	(261,706)		-16.68%
Federal funds purchased and other interest-bearing liabilities	18,808	39,500	(20,692)		-52.38%
Short-term debt	2	-	2
Long-term debt	2,710,803	2,605,448	105,355		4.04%
Total interest expense	4,480,945	4,780,948	(300,003)		-6.27%

NET INTEREST INCOME	12,551,704	13,871,502	(1,319,798)		-9.51%

PROVISION FOR LOAN LOSSES	(1,700,000)	900,000	(2,600,000)		-288.89%

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	14,251,704	12,971,502	1,280,202		9.87%

NONINTEREST INCOME
Loans held for sale fee income	1,322,759	1,848,100	(525,341)		-28.43%
Service fees	2,585,085	2,650,025	(64,940)		-2.45%
Other income	1,271,183	682,729	588,454		86.19%
Total noninterest income	5,179,027	5,180,854	(1,827)		-0.04%

NONINTEREST EXPENSE
Salaries and employee benefits	7,961,386	8,352,400	(391,014)		-4.68%
Net occupancy expense	1,974,940	2,075,820	(100,880)		-4.86%
Other operating expense	8,295,391	6,758,712	1,536,679		22.74%
Total noninterest expense	18,231,717	17,186,932	1,044,785		6.08%

INCOME (LOSS) BEFORE INCOME TAXES	1,199,014	965,424	233,590		24.20%

PROVISION (BENEFIT) FOR INCOME TAXES
Provision (benefit) for income taxes	422,090	372,900	49,190		13.19%
Valuation allowance for deferred tax asset	(422,090)	(372,900)	(49,190)		13.19%
Total provision (benefit) for income taxes	-	-	-		100.00%

NET INCOME (LOSS)	$1,199,014	$965,424	$233,590		-24.20%

Appendix 6

BLUE VALLEY BAN CORP.
CONSOLIDATED BALANCE SHEET
ASSETS
	Actual	Budget
	December 31,2012	December 31,2012

Cash and due from banks	$33,352,879	$26,760,526
Interest bearing deposits in other financial institutions	67,724,597	21,315,605
Federal funds sold and other short-term investments	-	-
Cash and cash equivalents	101,077,476	48,076,131

Available-for-sale securities	77,845,117	107,648,757
Mortgage loans held for sale	7,621,405	2,332,500

Loans	415,670,680	488,925,452
Less allowance for loan losses	(9,056,709)	(12,084,175)
Net loans	406,613,971	476,841,277
Premises and equipment	15,447,616	15,662,087
Foreclosed assets held for sale	31,935,914	19,395,161
Interest receivable	1,529,395	1,904,912
Deferred income taxes	1,121,263	344,622
Income tax receivable	-	-
Prepaid expenses and other assets	6,095,001	5,900,520
FHLB stock, FRB stock and other securities	7,539,573	7,484,823
Core deposit intangible asset, at amortized cost	178,560	178,560

Total Assets	$657,005,291	$685,769,350

LIABILITIES AND STOCKHOLDERS' EQUITY

Demand deposits	$113,697,618	$111,588,443
Savings, NOW and money market deposits	235,632,576	226,090,798
Time deposits	135,136,180	185,381,386
Total Deposits	484,466,374	523,060,627

Federal funds purchased and other interest-bearing liabilities	21,667,797	17,882,504
Short-term debt	-	-
Long-term debt	81,522,745	81,522,741
Guaranteed preferred beneficial interest in
Company's subordinated debt	19,588,000	19,588,000
Accrued interest and other liabilities	9,945,162	2,384,645

Total Liabilities	617,190,078	644,438,517

STOCKHOLDERS' EQUITY
Preferred stock	21,750	21,750
Common stock	2,934,123	2,883,610
Additional paid-in capital	38,746,083	38,582,611
Retained earnings	(1,929,852)	(330,555)

Unrealized appreciation (depreciation) on
available for sale securities, net of income taxes	43,109	173,417
Total Stockholders' Equity	39,815,213	41,330,833

Total Liabilities and Stockholders' Equity	$657,005,291	$685,769,350

Appendix 7

BLUE VALLEY BAN CORP.

CONSOLIDATED STATEMENT OF INCOME

Twelve Months Ended December 31, 2012
			Over (Under) Budget
	Actual	Budget	$	%

INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$22,852,433	$25,692,471	$(2,840,038)	-11.05%
Federal funds sold	69	-	69	100.00%
Available-for-sale securities	1,097,363	1,151,543	(54,180)	-4.70%
Dividends on FHLB and Federal Reserve Bank Stock	240,387	231,812	8,575	3.70%
Other income	192,922	80,095	112,827	140.87%
Total interest and dividend income	24,383,174	27,155,921	(2,772,747)	-10.21%

INTEREST EXPENSE
Interest bearing demand deposits	700,313	1,431,874	(731,561)	-51.09%
Savings and money market deposit accounts	290,944	314,185	(23,241)	-7.40%
Other time deposits	2,487,026	2,832,017	(344,991)	-12.18%
Federal funds purchased and other interest-bearing liabilities	43,719	42,378	1,341	3.16%
Short-term debt	11	-	11
Long-term debt	3,670,294	3,396,520	273,774	8.06%
Total interest expense	7,192,307	8,016,974	(824,667)	-10.29%

NET INTEREST INCOME	17,190,867	19,138,947	(1,948,080)	-10.18%

PROVISION FOR LOAN LOSSES	1,200,000	1,200,000	-	0.00%

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	15,990,867	17,938,947	(1,948,080)	-10.86%

NONINTEREST INCOME
Loans held for sale fee income	2,446,435	2,136,986	309,449	14.48%
Service fees	3,452,186	3,623,492	(171,306)	-4.73%
Other income	1,535,345	1,243,645	291,700	23.46%
Total noninterest income	7,433,966	7,004,123	429,843	6.14%

NONINTEREST EXPENSE
Salaries and employee benefits	10,586,973	10,978,765	(391,792)	-3.57%
Net occupancy expense	2,568,207	2,710,491	(142,284)	-5.25%
Other operating expense	10,153,121	10,108,273	44,848	0.44%
Total noninterest expense	23,308,301	23,797,529	(489,228)	-2.06%

INCOME (LOSS) BEFORE INCOME TAXES	116,532	1,145,541	(1,029,009)	-89.83%

PROVISION (BENEFIT) FOR INCOME TAXES
Provision (benefit) for income taxes	68,078	-	68,078	100.00%
Valuation allowance for deferred tax asset	(218,079)	-	(218,079)	100.00%
Total provision (benefit) for income taxes	(150,001)	-	(150,001)	100.00%

NET INCOME (LOSS)	$266,533	$1,145,541	$(879,008)	76.73%